June 25, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Shelter Acquisition Corporation I
Registration Statement on Form S-1
Filed February 17, 2021, as amended
File No. 333-253213

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby join in the request of Shelter Acquisition Corporation I that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on June 29, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, approximately 500 copies of the Preliminary Prospectus dated June 16, 2021 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Adam C. Pozza
Name:	Adam C. Pozza
Title:	Director

WELLS FARGO SECURITIES, LLC

By:	/s/ Richard Tobin
Name:	Richard Tobin
Title:	Managing Director